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                            SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON,D.C. 20549

                                         FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ INTERDEALER
                                      QUOTATION SYSTEM

                       Filed pursuant to Section 13 or 15(d) of the
                    Securities Exchange Act of 1934 under rule 13a-17
                                   of 15(d)-17 thereunder


                                    JAVA CENTRALE, INC.
               ------------------------------------------------------------
                      (Exact name of issuer as specified in charter)


                                 1610 Arden Way, Suite 145
                               Sacramento, California 95815
                    --------------------------------------------------
                         (Address of principal executive offices)


              ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE:  (916)568-2310


                        I. CHANGE IN NUMBER OF SHARES OUTSTANDING

               1.   Title of security:       Common Stock, no par value

               2.   Number of shares outstanding before the change: 15,123,642

               3.   Number of shares outstanding after the change:  16,174,671

               4.   Effective date of change:     July 31, 1997

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               1.   Method of change: Additional shares were issued in two
                    previous transactions.

                    (a) On July 17, 1997, 400,000 common shares of stock were issued as a result of a partial conversion of a convertible note dated December 14, 1995 with Santina Holdings, Inc.

                    (b) On July 22, 1997, 651,029 common shares of stock were issued as a result of a partial conversion of a convertible noted dated December 14, 1995 with Gross Foundation.


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                             II. CHANGE IN NAME OF ISSUER

               1.     Name prior to change:    N/A

               2.     Name after change:       N/A

               3.     Effective date of charter amendment change name:       N/A

               4.     Date of shareholder approval of change, if required:   N/A

               Date:  July 31, 1997



                                               JAVA CENTRALE, INC.


                                               By:  /s/
                                                    --------------------------
                                                    Steven J. Orlando
                                                    Vice President and
                                                    Chief Financial Officer
                                                (Officer's signature and title)


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